Exhibit 99.1

ADC Therapeutics Announces Updated Clinical Data on Lead Antibody Drug Conjugate Programs Loncastuximab Tesirine (Lonca) and Camidanlumab Tesirine (Cami) Presented at 62nd American Society of Hematology Annual Meeting

Lonca LOTIS 2 subgroup data include updated median duration of response of 12.58 months

LOTIS 3 interim results highlight potential of Lonca in combination with ibrutinib in relapsed or refractory diffuse large B-cell lymphoma and mantle cell lymphoma patients

Preliminary pivotal Cami data demonstrate 83% overall response rate and no new safety signals in patients with relapsed or refractory Hodgkin lymphoma

Company to host conference call and webcast today at 8 a.m. ET

Lausanne, Switzerland, December 7, 2020 – ADC Therapeutics SA (NYSE:ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced updated clinical data from its two lead programs, loncastuximab tesirine (Lonca) and camidanlumab tesirine (Cami), which were presented at the 62nd American Society of Hematology (ASH) Annual Meeting.

“The encouraging data presented at the 2020 ASH Annual Meeting reinforce the significant progress we have made with our PBD-based ADCs for patients with hematological malignancies,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “The U.S. Food and Drug Administration recently accepted our Biologics License Application for Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma and granted priority review status with a Prescription Drug User Fee Act (PDUFA) target date of May 21, 2021, based on the data from our pivotal LOTIS 2 clinical trial. As we rigorously prepare for potential approval and launch in 2021, we look forward to continuing to evaluate the potential of Lonca, as a single agent and in combination, in heavily pre-treated patients, in earlier lines of therapy and in additional indications such as follicular lymphoma. As for Cami, our pivotal Phase 2 trial in Hodgkin lymphoma is now more than 50 percent enrolled, and the preliminary data presented at ASH highlight its potential to address an unmet need in heavily pretreated Hodgkin lymphoma patients.”

Lonca LOTIS 2 Subgroup Analysis (Abstract 1183)

In LOTIS 2, a single-arm, open-label, 145-patient Phase 2 clinical trial in patients with relapsed or refractory DLBCL who had failed ≥2 established therapies, Lonca demonstrated substantial antitumor activity and an acceptable safety profile. Updated results, including analysis of response in subgroups with high risk of poor prognosis, were presented in a poster at ASH 2020 by Paolo F. Caimi, MD, University Hospitals Cleveland Medical Center and Case Comprehensive Cancer Center, Case Western Reserve University.

Key data at the August 6, 2020, data cut include:

•	Overall response rate (ORR) was 48.3% and complete response rate (CRR) was 24.8%

•	Median duration of response (mDoR) of 12.58 months for the 70 responders, and mDoR of 13.37 months for patients achieving a complete response

•	Durable responses in high-risk patient groups, including:

o	Those who had progression after prior CAR-T therapy: ORR was 46.2% (6/13 patients)

o	Double or triple hit: ORR was 33.3% (5/15 patients)

o	Transformed DLBCL: ORR was 44.8% (13/29 patients)

•	No new safety concerns were identified during the study and no increase in toxicity was observed in patients aged ≥65 years compared with younger patients

Lonca LOTIS 3 Interim Results (Abstract 2099)

LOTIS 3, a Phase 1/2, two-part, open-label, single-arm clinical trial that is intended to support the submission of a Biologics License Application, is evaluating Lonca in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma (MCL). Updated interim data for patients receiving the 60 µg/kg Phase 2 dose of Lonca every three weeks and ibrutinib 560 mg/day were presented in a poster at ASH 2020. As of the data cut-off date of August 20, 2020, 37 patients had received the Phase 2 dose and 35 were evaluable for efficacy.

Key data include:

•	ORR in all patients was 62.9%

o	In non-germinal center B-cell DLBCL patients, ORR was 66.7% (16/24 patients) and CRR was 37.5% (9/24 patients)

o	In germinal center B-cell DLBCL patients, ORR was 20% (1/5 patients)

o	In all DLBCL patients, ORR was 58.6% (17/29 patients)

o	In all MCL patients, ORR was 83.3% (5/6 patients)

•	Lonca in combination with ibrutinib had manageable toxicity, with the most common grade ≥3 treatment-emergent adverse events (TEAEs) in ≥5% of patients being anemia (10.8%), neutropenia (10.8%), thrombocytopenia (5.4%), and fatigue (5.4%)

•	Pharmacokinetic profiles demonstrated good Lonca exposure coverage throughout the dosing interval

“The need for a later line of therapy that is both effective and tolerable is underscored by the significant number of patients with DLBCL or MCL who relapse after treatment and have a poor prognosis,” said Julien Depaus, MD, Department of Hematology, CHU UCL Namur. “It is very encouraging to see that Lonca in combination with ibrutinib, at the Phase 2 dose identified as the maximum tolerated dose in the initial Phase 1 portion of the clinical trial, continues to demonstrate antitumor activity and manageable toxicity in patients with relapsed or refractory DLBCL and MCL.”

Cami Pivotal Phase 2 Preliminary Results (Abstract 474)

Cami is being evaluated in a multicenter, open-label, single-arm, 100-patient Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL) who have received ≥3 prior lines of treatment (≥2 lines if ineligible for hematopoietic stem cell transplantation, HSCT) including prior treatment with brentuximab vedotin and a checkpoint inhibitor. Preliminary efficacy and safety data were reported in an oral presentation at ASH 2020. As of the data cut-off date of August 24, 2020, 51 patients had been treated with Cami and the median number of Cami cycles was five.

Key data include:

•	ORR was 83% (39/47 patients) and CRR was 38.3% (18/47 patients)

•	Five patients (10.6%) went on to consolidation with HSCT

•	No new safety signals have been identified and the most common grade ≥3 TEAEs in ≥5% of patients were hypophosphatemia (11.8%), gamma-glutamyltransferase increased (9.8%), alanine aminotransferase increased (5.9%), and maculopapular rash (5.9%)

•	Three cases of Guillain-Barré syndrome have been reported

“Patients with relapsed or refractory HL who do not respond, or experience disease progression after initial response, to treatments such as brentuximab vedotin and PD-1 blockade have limited therapeutic options,” said Alex Herrera, MD, Assistant Professor, Department of Hematology and Hematopoietic Cell Transplantation at City of Hope Medical Center. “The encouraging antitumor activity Cami has demonstrated as a single agent and its safety profile, which has been consistent with the Phase 1 trial, warrant the continued evaluation of this CD25-targeted ADC in relapsed or refractory HL patients.”

ADC Therapeutics anticipates reporting interim results from the pivotal Phase 2 trial of Cami in HL in the first half of 2021. A Phase 1b clinical trial of Cami as monotherapy or in combination with pembrolizumab is currently enrolling patients with selected advanced solid tumors.

Conference Call and Webcast

ADC Therapeutics will host a live conference call and webcast today, December 7, 2020, at 8 a.m. ET, to highlight the Lonca and Cami data presented at ASH. The event will feature presentations from ADC Therapeutics management and key opinion leader Mehdi Hamadani, MD, Professor of Internal Medicine at the Medical College of Wisconsin, Division of Hematology and Oncology. To access the conference call, please dial (833) 303-1198 (domestic) or +1 914 987-7415 (international) and provide the pin number 1486164. A live webcast of the presentation will be available on the Investors section of the ADC Therapeutics website at www.adctherapeutics.com. The archived webcast will be available on the ADC Therapeutics website after the completion of the event.

About Loncastuximab Tesirine (Lonca)

Loncastuximab tesirine (Lonca, formerly ADCT-402) is an antibody drug conjugate (ADC) composed of a humanized monoclonal antibody directed against human CD19 and conjugated through a linker to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. Once bound to a CD19-expressing cell, Lonca is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. CD19 is a clinically validated target for the treatment of B-cell malignancies.

A Biologics License Application for Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) is currently under review with the U.S. Food and Drug Administration (FDA) and has been granted priority review status. The FDA has set a Prescription Drug User Fee Act target date of May 21, 2021. Lonca is being evaluated in LOTIS 3, a Phase 1/2 clinical trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma, and LOTIS 5, a Phase 3 confirmatory clinical trial in combination with rituximab in patients with relapsed or refractory DLBCL.

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, Cami is internalized into the cell where enzymes release the PBD-based warhead killing the cell. This applies to CD25-expressing tumor cells, and also to CD25-expressing Tregs. The intra-tumoral release of its PBD warhead may also cause bystander killing of neighboring tumor cells and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity. Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL), as well as in a Phase 1a/1b clinical trial in patients with relapsed or refractory HL and non-Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. In September 2020, ADC Therapeutics submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) seeking accelerated approval for Lonca for the treatment of patients with relapsed or refractory DLBCL. On November 20, 2020, the FDA accepted the BLA, granting priority review and setting a Prescription Drug User Fee Act (PDUFA) target action date of May 21, 2021. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown in a Phase 1 clinical trial an 86.5% ORR in HL patients at the dose selected for Phase 2. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, addressable patient population, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

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